Exhibit 99.1

ANALYSYS LTD

3/F., Block C, B12

Universal Business Park

10 Jiuxianqio Road

Chaoyang District, Beijing

April 7, 2021

Trip.com Group Limited

Building 16, 968 Jin Zhong Road

Shanghai 200335

People’s Republic of China

Re: Consent of Analysys

Ladies and Gentlemen,

We understand that Trip.com Group Limited (the “Company”) has filed a registration statement on Form F-3 (File No. 333-233938) (the “Registration Statement”) and a preliminary prospectus supplement (together with the base prospectus included in the Registration Statement and the any incorporated documents, the “Preliminary Prospectus”) with the United States Securities and Exchange Commission (the “SEC”) in connection with its proposed Global Offering (the “Global Offering”) on September 25, 2019 and April 7, 2021, respectively, and plans to file a final prospectus supplement (together with the base prospectus included in the Registration Statement and the any incorporated documents, the “Prospectus”).

We hereby consent to the references to our name, Analysys, in (i) the Registration Statement, (ii) the Preliminary Prospectus and Prospectus; (iii) Exhibit 99.1 to the current report on Form 6-K, titled “Trip.com Group Supplemental and Updated Disclosures,” furnished to the Securities and Exchange Commission (the “SEC”) on April 6, 2021, which is incorporated by reference into the Registration Statement (“Exhibit 99.1”); (iv) any written correspondence with the SEC (“SEC Correspondence”); and (v) any other future filings with the SEC, including other registration statements, annual reports on Form 20-F or current reports on Form 6-K (collectively, the “Future SEC Filings”), on the websites of the Company and its subsidiaries and affiliates, in institutional and retail road shows and other activities in connection with the Global Offering, and in other publicity materials in connection with the Global Offering.

We hereby further consent to the inclusion of, summary of and reference to (i) the report dated in or around April 2021, including all the amendments and supplements thereto, published by us and commissioned by the Company (the “Report”), and (ii) information, data, and statements from the Report, as well as the citation of the foregoing, in the Registration Statement, Preliminary Prospectus, Prospectus, Exhibit 99.1, SEC Correspondence, and Future SEC Filings.

We hereby further consent to the filing of this consent as an exhibit to the current report on Form 6-K to be incorporated by reference into the Registration Statement.

Yours faithfully,

For and on behalf of
ANALYSYS LTD.

/x/ Xinwei Jiang, Zhiying Ji
Name: Xinwei Jiang, Zhiying Ji
Title: Tourism Industry Researching Team Leader, Analyst